                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No.      5    )

                      Morgan Stanley High Yield Fund Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common  Stock
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                   61744M104
- --------------------------------------------------------------------------------
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement /   / (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


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CUSIP No.  61744M104              13G                          Page 2 of 9 Pages
- --------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS
             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                    Morgan Stanley Group Inc.
                    IRS # 13-283-8891
- --------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /

- --------------------------------------------------------------------------------
      3      SEC USE ONLY

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      4      CITIZENSHIP OR PLACE OF ORGANIZATION
                    The state of organization is Delaware.

- --------------------------------------------------------------------------------
                               5    SOLE VOTING POWER
                                                  0
  NUMBER OF                    -------------------------------------------------
   SHARES                      6    SHARED VOTING POWER
  BENEFICIALLY                              771,291
  OWNED BY                     -------------------------------------------------
    EACH                       7    SOLE DISPOSITIVE POWER
  REPORTING                                       0
  PERSON WITH                  -------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                            771,291
- --------------------------------------------------------------------------------
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     771,291

- --------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

- --------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        8.84%

- --------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
                    IA, CO

- --------------------------------------------------------------------------------

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT  !


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CUSIP No.    61744M104                 13G             Page 3 of 9 Pages


- --------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                        Morgan Stanley & Co. Incorporated
                        IRS # 13-265-5996

- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY
- --------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                        The state of organization is Delaware.
- --------------------------------------------------------------------------------
          NUMBER OF                        5       SOLE VOTING POWER
            SHARES                                           0
                                        ----------------------------------------
         BENEFICIALLY                      6       SHARED VOTING POWER
           OWNED BY                                    696,591
                                        ----------------------------------------
             EACH                          7       SOLE DISPOSITIVE POWER
          REPORTING                                          0
                                        ----------------------------------------
         PERSON WITH                       8       SHARED DISPOSITIVE POWER
                                                       696,591
- --------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                696,591

- --------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   7.99%

- --------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                        BD, CO
- --------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT !
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CUSIP No. 61744M104                 13G                        Page 4 of 9 Pages

Item  1 (a)                   Name of Issuer

                              Morgan Stanley High Yield Fund Inc.

Item  1 (b)                   Address of issuer's principal executive offices

                              1221 Avenue of the Americas
                              New York, New York 10020

Item  2 (a)                   Name of person filing

                       (a)    Morgan Stanley & Co. Incorporated

                       (b)    Morgan Stanley Group Inc.

Item  2 (b)                   Principal business office

                       (a)    1585 Broadway
                              New York, New York 10036

                       (b)    1585 Broadway
                              New York, New York 10036

Item  2 (c)                   Citizenship

                              Incorporated by reference to Item 4 of the cover page, pertaining to each reporting person.

Item  2 (d)                   Title of class of Securities

                              Common Stock

Item  2 (e)                   Cusip No.

                              61744M104

Item  3                (a)    Morgan Stanley Group Inc. is (e) an
                              Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

                       (b) Morgan Stanley & Co. Incorporated is (a) a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item  4                       Ownership

                              Incorporated by reference to Items (5) - (9) and (11) of the cover page.




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CUSIP No.  61744M104                   13G                     Page 5 of 9 Pages



Item    5              Ownership of 5 Percent or Less of a Class

                       Inapplicable

Item    6              Ownership of More than 5 Percent on Behalf of
                       Another Person

                       Accounts managed on a discretionary basis by Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley Group Inc., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Inapplicable

Item 8 Identification and Classification of Members of the Group

                       Inapplicable

Item    9              Notice of Dissolution of Group

                       Inapplicable

Item    10             Certification

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not havethe effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participantin any transaction having such purpose or effect.




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CUSIP No. 61744M104                  13G                       Page 6 of 9 Pages




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date :     August 9, 1996

Signature : /s/ EDWARD J. JOHNSEN
           -----------------------------------------------------------

Name / title: Edward J. Johnsen / Vice-President Morgan Stanley & Co.
              --------------------------------------------------------
              Incorporated
              ------------
              MORGAN STANLEY GROUP INC.


Date :     August 9, 1996

Signature : /s/ EDWARD J. JOHNSEN
           -----------------------------------------------------------

Name / title: Edward J. Johnsen / Vice-President Morgan Stanley & Co.
              --------------------------------------------------------
              Incorporated
              MORGAN STANLEY & CO. INCORPORATED


            INDEX TO EXHIBITS                                            PAGE

EXHIBIT  1  Agreement to Make a Joint Filing                              7

EXHIBIT  2  Secretary's Certificate Authorizing Edward J. Johnsen to
            Sign on Behalf of Morgan Stanley Group Inc.                   8

EXHIBIT  3  Secretary's Certificate Authorizing Edward J. Johnsen
            to Sign on Behalf of Morgan Stanley & Co. Incorporated        9

                                EXHIBIT INDEX
                                -------------

EXHIBIT NO.                 DESCRIPTION
- -----------                 -----------

EXHIBIT  1       Agreement to Make a Joint Filing

EXHIBIT 2 Secretary's Certificate Authorizing Edward J. Johnsen to Sign on Behalf of Morgan Stanley Group Inc.

EXHIBIT 3 Secretary's Certificate Aughorizing Edward J. Johnsen to Sign on Behalf of Morgan Stanley & Co. Incorporated